

Mail Stop 4631

February 17, 2011

via U.S. mail and facsimile

Crit S. DeMent, CEO
LEAF Asset Management, LLC
110 South Poplar Street, Suite 101
Wilmington, Delaware 19801

       RE: **LEAF Equipment Finance Fund 4, L.P.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed April 2, 2010
             Forms 8-K filed May 24, 2010, August 23, 2010 and February 1, 2011
             File No. 0-53667

Dear Mr. DeMent:

      We have reviewed your response letter dated February 7, 2011, and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K filed on February 1, 2011

1. We note your disclosure in the Form 8-K filed on February 1, 2011. Please amend the Form 8-K to file a complete, executed copy of the indenture, including all schedules and exhibits.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief